FORM 6-K/A

(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

 Securities Exchange Act of 1934

For the month of February 2016

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

 SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Explanatory Note

Correction: Compañia de Minas Buenaventura 4Q15 Earnings Report: on page 1 and 11

In the original earnings report  issued on February 25, 2016, on page 1, section Financial Highlights: Adjusted EBITDA (inc. associates) - in millions of US$ appeared as: US$ 295.2 million (4Q15) and US$ 600.7 million (FY15) and the correct figure should be US$ 72.6 million (4Q15) and US$ 378.1 (FY15).

Also, on page 11, APPENDIX 3: EBITDA Reconciliation(in thousands of US$), please see bolded sections below for corrections:

EBITDA YANACOCHA: appeared as: US$ 241,008 (4Q15) and US$ 386,882 (FY15), and the correct figure should be US$ 18,392 (4Q15) and US$ 164,265 (FY15).

Adjusted EBITDA (including associated companies): appeared as: US$ 295,226 (4Q15) and US$ 600,692 (FY15), and the correct figure should be US$ 72,609 (4Q15) and US$ 378,075 (FY15).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 26, 2016